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[LOGO APPEARS HERE]

                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR
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January 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re: iShares Inc.
   (Securities Act File No. 033-97598;
   Investment Company Act File No. 811-09102)
   Post-Effective Amendment No. 107
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Ladies and Gentlemen:

On behalf of the iShares Inc. (the "Corporation"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 107 (the "Amendment") to the Corporation's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Corporation: iShares MSCI USA Index Fund (the "Fund"). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1)  Investment Objectives and Policies
     -----------------------------------

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI USA Index (the "Underlying Index"). The Underlying Index is a market capitalization weighted index designed to measure the performance of equity securities in the top 85% by market capitalization of equity securities listed on stock exchanges in the United States. As of October 30, 2009, the Underlying Index had 601 constituents and its three largest industries by component weighting were energy, industrials and materials.

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(2) Other Changes from Recent Filings
    ---------------------------------

The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to portfolio manager compensation in the Statement of Additional Information has also been updated.

The Amendment follows the general format used by previous Corporation and iShares Trust (the "Trust") filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 322 to the Trust filed pursuant to Rule 485(a)(2) on November 5, 2009, relating to the iShares MSCI Emerging Markets Financial Sector Index. The disclosure related to potential conflicts of interest and anti-money laundering requirements follows the general format found in the iShares 2017 S&P AMT-Free Municipal Series of the Trust, as filed pursuant to Rule 485(b) on December 4, 2009 (as discussed with Mary Cole of the SEC Staff).

(3) Prior Filings with Similar Disclosure
    -------------------------------------

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Corporation and the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment
No. 322 to the Trust, filed pursuant to Rule 485(a) on November 5, 2009, relating to the iShares MSCI Emerging Markets Financial Sector Index.

The disclosures applicable to the Fund and the Corporation included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Introduction," "Portfolio Holdings Information," "Management--Investment Adviser," "Management--Administrator, Custodian and Transfer Agent," "Shareholder Information--Buying and Selling Shares," "Shareholder Information--Book Entry," "Shareholder Information--Share Prices," "Shareholder Information--Dividends and Distributions," "Shareholder Information--Taxes," "Shareholder Information--Taxes on Distribution," "Shareholder Information--Taxes When Shares Are Sold," Shareholder Information--Creations and Redemptions," "Shareholder Information--Householding," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Investment Advisory, Administrative and Distribution Services--Investment Adviser," "Investment Advisory, Administrative and Distribution Services--Codes of Ethics," "Investment Advisory, Administrative and Distribution Services--Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services--Distributor" "Brokerage Transactions," "Additional Information Concerning the Corporation--Termination of the Corporation or the Fund," "Additional Information Concerning the Corporation--DTC as Securities Depository for Shares of the Fund," and "Miscellaneous Information" included in the Statement of Additional Information.

                                   * * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Corporation, we request that the Registration Statement be given selective review by the Staff./1/

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/1  /See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

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Should members of the Staff have any questions or comments concerning the
Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Ryan P. Brizek
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Ryan P. Brizek

cc: Jessica Bentley, Esq.
    Benjamin J. Haskin

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